File No. 70-9893
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
             ______________________________________

                            FORM U-1
             ______________________________________

                         AMENDMENT NO. 1

                               To

                     APPLICATION-DECLARATION

                              under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             ______________________________________

Entergy Corporation                Entergy Arkansas, Inc.
639 Loyola Avenue                  425 West Capitol Avenue
New Orleans, Louisiana  70113      Little Rock, Arkansas  72201

Entergy Services, Inc.             Entergy Gulf States, Inc.
639 Loyola Avenue                  350 Pine Street
New Orleans, Louisiana  70113      Beaumont, Texas  77701

System Fuels, Inc.                 Entergy Louisiana, Inc.
350 Pine Street                    4809 Jefferson Highway
Beaumont, Texas  77701             New Orleans, Louisiana  70121

System Energy Resources, Inc.      Entergy Mississippi, Inc.
1340 Echelon Parkway               308 East Pearl Street
Jackson, Mississippi  39213        Jackson, Mississippi  39201

Entergy Operations, Inc.           Entergy New Orleans, Inc.
1340 Echelon Parkway               1600 Perdido Building
Jackson, Mississippi  39213        New Orleans, Louisiana  70112

          (Names of companies filing this statement and
            addresses of principal executive offices)
             ______________________________________

                       Entergy Corporation

         (Name of top registered holding company parent
                 of each applicant or declarant)
             ______________________________________




                         C. John Wilder
                  Executive Vice President and
                     Chief Financial Officer
                 for each applicant or declarant
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113


             (Name and address of agent for service)



     The Commission is also requested to send copies of any communications in connection with this matter to:

                      Mark W. Hoffman, Esq.
                     Entergy Services, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana  70113


Item 1.  Description of Proposed Transactions.

     Item 1 of the Application-Declaration in this File is hereby amended and restated to read in its entirety as follows:

"I.  General.

A.   Current Authorization.

          Entergy System Money Pool. Entergy Arkansas, Inc. ("Arkansas"), Entergy Gulf States, Inc. ("Gulf States"), Entergy Louisiana, Inc. ("Louisiana"), Entergy Mississippi, Inc. ("Mississippi") and Entergy New Orleans, Inc. ("New Orleans"), public utility company subsidiaries (collectively, the "Operating Companies", and individually, an "Operating Company") of Entergy Corporation, a registered holding company ("Entergy"), and System Energy Resources, Inc. ("System Energy"), a generating company subsidiary of Entergy, are authorized, through November 30, 2001, to make unsecured short-term borrowings through the Entergy System Money Pool ("Money Pool") in order to meet their interim financing requirements.1 In addition, Entergy, Entergy Operations, Inc., a nuclear power plant operations subsidiary of Entergy ("EOI"), Entergy Services, Inc., a service company subsidiary of Entergy ("ESI"), and System Fuels, Inc., a fuel supply subsidiary of four of the Operating Companies ("SFI"), are authorized, through November 30, 2001, to participate in the Money Pool as and to the extent provided in File No. 70-8899 and the Commission's November 27, 1996 and March 30, 2001 orders.
The Money Pool is composed of available funds invested by the participating companies, which funds may be borrowed by the participating companies (other than Entergy) to meet their respective interim capital needs.

          Operating Company and System Energy External Borrowing Arrangements. In addition to short-term borrowings through the Money Pool, the Operating Companies and System Energy are authorized, through November 30, 2001, to meet their interim financing requirements through the issuance and sale of unsecured short-term promissory notes (including commercial paper) to various commercial banks and/or dealers in commercial paper.2

          EOI Borrowing Arrangements. In addition to short term borrowings through the Money Pool, EOI is authorized, through November 30, 2001, to (i) borrow and reborrow from Entergy, from time to time, up to $20 million at any one time outstanding pursuant to a loan agreement between EOI and Entergy, dated June 6, 1990, as amended ("EOI Loan Agreement"), and (ii) enter into a loan agreement or agreements with one or more banks, which would correspondingly reduce the amount of Entergy's commitment to EOI under the EOI Loan Agreement.3 Entergy is also authorized, through November 30, 2001, to guarantee the obligations of EOI under the loan agreements with banks. Borrowings by EOI under the EOI Loan Agreement are currently evidenced by a promissory note maturing on November 30, 2001 ("EOI Note") representing the obligation of EOI to pay the full amount of the loan commitment or, if less, the aggregate unpaid principal amount of all loans made by Entergy thereunder, plus accrued interest.

          ESI Borrowing Arrangements. In addition to short-term borrowings through the Money Pool, ESI's interim financing requirements are met pursuant to (i) a loan agreement between ESI and Entergy, dated September 18, 1991, as amended ("ESI Loan Agreement"), and (ii) loan agreements with one or more banks, which would correspondingly reduce the amount of Entergy's commitment to ESI under the ESI Loan Agreement.4 Entergy is also authorized, through November 30, 2001, to guarantee the obligations of ESI under the loan agreements with banks. Borrowings by ESI from Entergy under the ESI Loan Agreement are currently evidenced by a promissory note maturing on November 30, 2001 ("ESI Note") representing the obligation of ESI to pay the full amount of the loan commitment or, if less, the aggregate unpaid principal amount of all loans made by Entergy thereunder, plus accrued interest.

          SFI Borrowing Arrangements. In addition to short-term borrowings through the Money Pool, SFI's interim financing requirements are met pursuant to (i) a loan agreement between SFI and Entergy, dated March 21, 1994, as amended ("SFI Loan Agreement"), and (ii) loan agreements with one or more banks, which would correspondingly reduce the amount of Entergy's commitment to SFI under the SFI Loan Agreement.5 Entergy is also authorized through November 30, 2001 to guarantee the obligations of SFI under the loan agreements with banks. Borrowings by SFI from Entergy under the SFI Loan Agreement are currently evidenced by a promissory note maturing on November 30, 2001 ("SFI Note") representing the obligation of SFI to pay the full amount of the loan commitment or, if less, the aggregate unpaid principal amount of all loans made by Entergy thereunder, plus accrued interest.

B.   Transactions Proposed Herein.

          The Operating Companies and System Energy propose herein to continue to finance their interim capital needs through Money Pool borrowings and through short-term borrowings from banks and the issuance and sale of commercial paper in the amounts and under the terms and conditions set forth below. It is also proposed that Entergy, EOI, ESI and SFI continue their respective participation in the Money Pool, in each case, as described below. The parties to this Application-Declaration seek authorization to effect such short-term borrowings and Money Pool transactions from time to time through November 30, 2004.

          In addition, to the extent that such transactions are not exempt under the Commission's rules, EOI, ESI, SFI and Entergy hereby request authorization to extend (i) the borrowing periods under the EOI, ESI and SFI Loan Agreements (and the maturities of the EOI, ESI and SFI Notes issued thereunder) through November 30, 2004, and (ii) the existing authorization with respect to EOI, ESI and SFI entering into loan agreements with one or more banks (and with respect to Entergy guaranteeing the obligations of EOI, ESI and SFI thereunder) through November 30, 2004, all as hereinafter set forth.

          Reference is made to Section VI of this Item 1 with respect to the proposed borrowing limitations of the Applicants.

II.  Money Pool

          The Operating Companies, System Energy, Entergy, EOI, ESI and SFI (collectively, the "Participants", and individually, a "Participant") propose to participate in the Money Pool, which will continue to be administered on behalf of the Participants by ESI under the direction of its Treasurer. The Money Pool will consist solely of available funds from the treasuries of the Participants, which will be loaned on a short-term basis (conceivably as short as intra-day) to any one or more of the Participants in the Money Pool, other than Entergy, or otherwise invested in the manner hereinafter described. The determination of whether a Participant at any time has funds that may be available to the Money Pool will be made by, or under the direction of, its respective treasurer or other designee. No Participant will effect external borrowings for the purpose of making loans to other Participants in the Money Pool.

          The operation of the Money Pool will be designed and managed to match, on a daily basis, the available cash and borrowing requirements of the Participants, thereby minimizing the need for borrowings to be made by the Participants from external sources. To this end, it is generally anticipated that the short-term borrowing requirements of the Operating Companies and System Energy will be met, in the first instance, with the proceeds of borrowings through the Money Pool, and only thereafter, to the extent necessary, with the proceeds of external borrowings as hereinafter set forth; provided, however, that it may be desirable for one or more of the Participants occasionally to make short-term bank borrowings and to issue commercial paper, notwithstanding the existence of available funds in the Money Pool.

          Arkansas, Gulf States, Louisiana, Mississippi, New Orleans and System Energy will have priority as borrowers from the Money Pool. EOI, ESI and SFI will be permitted to borrow through the Money Pool only if, on any given day, there are funds available in the Money Pool after the needs of the Operating Companies and System Energy have been satisfied. Entergy will be a participant in the Money Pool insofar as it has funds available to invest through the Pool, but under no circumstances will Entergy be permitted to borrow funds held in the Money Pool.

          Certain of System Energy's existing credit arrangements require (absent waivers) that System Energy's Money Pool borrowings be deemed subordinated indebtedness to the extent that, upon the occurrence of a default by System Energy under such credit arrangements or in the event of insolvency, bankruptcy, liquidation, reorganization or other similar proceedings affecting System Energy, no payment by System Energy of principal of or interest on its Money Pool borrowings would be permitted until all obligations of System Energy under such credit arrangements shall have been paid or otherwise provided for. Prior to the occurrence of any such default or insolvency, bankruptcy, etc., System Energy would be permitted to make payments of principal and interest on account of its Money Pool borrowings.

          As to funds remaining in the Money Pool after satisfaction of the borrowing needs of the Participants, ESI, which serves as administrator of the Pool, will invest such funds and allocate the earnings thereon between or among those Participants providing such excess funds on a pro rata basis in accordance with their respective interests in such funds. ESI proposes to invest the excess funds in one or a combination of the types of securities that are permitted by the provisions of
Section 9(c) and Rule 40 of the Act, in each case, in a manner designed to preserve principal and optimize returns.

          Subject to the borrowing limitations described below, the Participants making borrowings through the Money Pool (other than EOI, ESI and SFI) will be entitled to borrow, on any given day, an amount of the total funds then available for lending to the Participants determined on the basis of an equal allocation of such funds among all borrowing Participants, except that where such an allocation would provide one or more borrowing
Participants with funds in excess of its or their borrowing requirements, such excess will then be available for loans equally allocated among the remaining borrowing Participants. To the extent that EOI, ESI and SFI are permitted to effect borrowings through the Money Pool, the remaining funds then available for lending to EOI, ESI and SFI will be allocated between or among them in the same manner as available funds are allocated among the Operating Companies and System Energy. Each borrowing Participant will borrow pro rata from each lending Participant in the proportion which the total amount being loaned through the Money Pool by such lending Participant bears to the total amount then being loaned by all Participants through the Money Pool.

          All borrowings from and investments through the Money Pool will be adequately documented and will be evidenced on the books of each Participant that borrows or invests available funds through the Money Pool. All loans will be payable on demand (subject, in the case of System Energy, to the subordination provisions described above), may be prepaid at any time without premium or penalty, and will bear interest payable monthly at a rate calculated on a daily basis, equal to the Daily Weighted Average Investment Rate (defined below) of the Money Pool portfolio; provided, however, that in the event, on and as of any particular day, there are no excess Money Pool funds invested in the Money Pool portfolio, the Daily Federal Funds Effective Rate as quoted by the Federal Reserve Bank of New York will be the rate of interest applicable to Money Pool loans and borrowings for that day. As used herein, the term "Daily Weighted Average Investment Rate", as applied to any day, shall be calculated by multiplying (A) the aggregate of the total daily interest payable on all investments in the Money Pool portfolio (consisting of excess Money Pool funds not loaned to the Participants) outstanding as of such day by (B) 360, and dividing the product thereof by the total amount invested in the Money Pool portfolio as of such day. For purposes of calculating the daily interest payable on each investment in the Money Pool portfolio in (A) above, the original cost of each such investment is multiplied by its respective yield and the product is divided by 360.

          Reference is made to Exhibit B-1(a) hereto with respect to the form of promissory note to be executed and delivered by Participants (other than System Energy) effecting borrowings through the Money Pool. Reference is made to Exhibit B-1(b) hereto with respect to the form of Money Pool promissory note to be executed and delivered by System Energy, including terms and provisions therein with respect to subordination.

          The Participants believe that the cost of the proposed borrowings through the Money Pool will be more favorable to the borrowing Participants than the comparable cost of external borrowings through bank loans and sales of commercial paper, and that the yield to Participants investing available funds through the Money Pool will be higher than yields available individually to each Participant.

          In the event that, on any given day, the available funds in the Money Pool are insufficient to satisfy the short-term borrowing requirements of one or more of the Operating Companies or System Energy, such Operating Companies or System Energy, as the case may be, will effect short-term borrowings through bank loans and/or sales of commercial paper in the manner hereinafter set forth.

III.  Operating  Company  and System  Energy  External  Borrowing
Arrangements.

A.   Bank Lines of Credit.

          Each of the Operating Companies and System Energy may establish lines of credit with various commercial banks located within or outside their general operating areas. The Operating Companies and System Energy may arrange these lines of credit on an individual basis, or on a consolidated ("either/or") basis with each other and with EOI, ESI and SFI, whereby a bank would provide a line of credit usable by any one or more of such companies.

          Borrowings from banks (and any related promissory notes) will be in the form customarily used by the lending bank or banks, will be payable not later than one year from the date of issuance, and will bear interest from the date thereof on the unpaid principal amount thereof at rates which will be comparable to rates generally obtainable at the time with respect to borrowings by companies of the same or reasonably comparable credit quality and having the same or reasonably similar maturities and otherwise having similar terms, conditions and features.

          Each borrower may agree to pay to each bank (a) a commitment, facility or similar fee that will be (i) a fixed dollar amount; and/or (ii) a percentage of the total commitment or unused commitment, as well as (b) one time closing fees, consisting of up-front fees, arrangement fees, administrative agency fees or other similar closing fees. These fees will be negotiated at the time of the arrangement and will be comparable to the fees generally prevailing in the market for borrowing arrangements having similar terms, conditions and features made by commercial lenders to borrowers of comparable credit quality.

B.   Commercial Paper Arrangements.

          The proposed commercial paper will be in the form of unsecured promissory notes with varying maturities not to exceed 270 days, the actual maturities to be determined by market conditions and the particular borrower's anticipated cash requirements at the time of issuance. In accordance with the established custom and practice in the market, the proposed commercial paper will not be payable prior to maturity.

          Each of the Operating Companies and System Energy proposes to issue, reissue and sell the commercial paper directly to a dealer in commercial paper ("Dealer") at a discount not in excess of the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality of that particular maturity sold by public utility issuers to commercial paper dealers.

          No commission or fee will be payable by the Operating Companies or System Energy in connection with the issuance and sale of the commercial paper. Each Dealer, as principal, will reoffer and sell the commercial paper at the customary discount rate for commercial paper in such a manner as not to constitute a public offering. Each Dealer reoffering the commercial paper will limit the reoffer and sale to a non-public customer list for each Operating Company and System Energy, consisting of commercial banks, insurance companies, corporate pension funds, investment trusts, foundations, colleges and university funds, municipal and state funds and other financial and non-financial institutions that normally invest funds in commercial paper.

          It is anticipated that the commercial paper will be held by the buyers to maturity. However, each Dealer may, if desired by a buyer, repurchase the commercial paper for resale to others on the list of customers.

IV.   EOI,  ESI  and  SFI  Loan  Agreements;  External  Borrowing
Arrangements.

A.   Loan Agreements with Entergy.

          EOI  Loan  Agreement.  EOI and Entergy were  previously
authorized by the Commission to enter into the EOI Loan Agreement, and the related EOI Note, providing for borrowings by EOI from Entergy of up to an aggregate principal amount of $20 million through November 30, 2001 (reference is made to footnote 3 hereof). EOI and Entergy now propose to enter into an amendment to the EOI Loan Agreement ("Amendment No. 5") which will extend the expiration date of the borrowing period under the EOI Loan Agreement through November 30, 2004 and provide for the issuance of a new note ("New EOI Note") stated to mature on November 30, 2004. Amendment No. 5 will also state that the New EOI Note shall replace and supersede the existing EOI Note and represent the borrowings of EOI from Entergy under the EOI Loan Agreement. Except as specifically amended, the EOI Loan Agreement shall continue in full force and effect, and the terms as authorized in the EOI Orders will remain unchanged. Reference is made to Exhibit B-2(b) hereto with respect to the proposed form of Amendment No. 5 to the EOI Loan Agreement and New EOI Note.

          ESI  Loan  Agreement.  ESI and Entergy were  previously
authorized by the Commission to enter into the ESI Loan Agreement, and the related ESI Note, providing for borrowings by ESI from Entergy of up to an aggregate principal amount of $200 million through November 30, 2001 (reference is made to footnote 4 hereof). ESI and Entergy now propose to enter into an amendment to the ESI Loan Agreement ("Amendment No. 5") which will extend the expiration date of the borrowing period under the ESI Loan Agreement through November 30, 2004 and provide for the issuance of a new note ("New ESI Note") stated to mature on November 30, 2004. Amendment No. 5 will also state that the New ESI Note shall replace and supersede the existing ESI Note and represent the borrowings of ESI from Entergy under the ESI Loan Agreement. Except as specifically amended, the ESI Loan Agreement shall continue in full force and effect, and the terms as authorized in the ESI Orders will remain unchanged. Reference is made to Exhibit B-3(b) hereto with respect to the proposed form of Amendment No. 5 to the ESI Loan Agreement and New ESI Note.

          SFI  Loan  Agreement.  SFI and Entergy were  previously
authorized by the Commission to enter into the SFI Loan Agreement, and the related SFI Note, providing for borrowings by SFI from Entergy of up to an aggregate principal amount of $200 million through November 30, 2001 (reference is made to footnote 6 hereof). SFI and Entergy now propose to enter into an amendment to the SFI Loan Agreement ("Amendment No. 3") which will extend the expiration date of the borrowing period under the SFI Loan Agreement through November 30, 2004 and provide for the issuance of a new note ("New SFI Note") stated to mature on November 30, 2004. Amendment No. 3 will also state that the New SFI Note shall replace and supersede the existing SFI Note and represent the borrowings of SFI from Entergy under the SFI Loan Agreement. Except as specifically amended, the SFI Loan Agreement shall continue in full force and effect, and the terms as authorized in the SFI Orders will remain unchanged. Reference is made to Exhibit B-4(b) hereto with respect to the proposed form of Amendment No. 3 to the SFI Loan Agreement and New SFI Note.

          The proposed Amendments to the EOI, ESI and SFI Loan Agreements will provide that the amount of Entergy's respective commitments thereunder will be correspondingly reduced by the commitment(s) of any bank or banks to lend money to EOI, ESI or SFI, as the case may be.

          The New EOI, ESI and SFI Notes (collectively, the "New Notes") will continue to be payable to the order of Entergy and may be prepaid at any time without premium or penalty in whole or in part. The New Notes will bear interest, payable quarterly, on the unpaid principal amount at the rate of interest equal to the prime interest rate published daily in the Wall Street Journal.

B.   External Borrowing Arrangements.

          EOI, ESI and SFI further propose to extend the authorized period during which they may enter into external borrowing arrangements with one or more banks through November 30, 2004 (the commitment of any such bank or banks to reduce correspondingly the amount of Entergy's commitment under the EOI, ESI or SFI Loan Agreement, as the case may be). EOI, ESI and SFI may arrange these lines of credit on an individual basis, or on a consolidated ("either/or") basis with each other and/or with the Operating Companies and System Energy, whereby a bank would provide a line of credit usable by any one or more of such companies.

          The proposed bank borrowings will be in an aggregate principal amount of up to $20 million at any one time outstanding in the case of EOI, up to $200 million at any one time outstanding in the case of ESI, and up to $200 million at any one time outstanding in the case of SFI. Additionally, such borrowings (and any related promissory notes) will be in the form customarily used by the lending bank or banks, will be payable not later than November 30, 2004, and will bear interest on the unpaid principal amount thereof at rates which will be comparable to rates generally obtainable at the time with respect to borrowings by companies of the same or reasonably comparable credit quality and having the same or reasonably similar maturities and otherwise having similar terms, conditions and features.

          Each borrower may agree to pay to each bank (a) a commitment, facility or similar fee that will be (i) a fixed dollar amount; and/or (ii) a percentage of the total commitment or unused commitment, as well as (b) one-time closing fees, consisting of up-front fees, arrangement fees, administrative agency fees or other similar closing fees. These fees will be negotiated at the time of the arrangement and will be comparable to the fees generally prevailing in the market for borrowing arrangements having similar terms and provisions made by commercial lenders to borrowers of comparable credit quality.

          As an inducement to the bank or banks to make loans to EOI, ESI and SFI, it is contemplated that Entergy may be required to guarantee the obligations of EOI, ESI and SFI to the bank or banks. Accordingly, it is also proposed that the authorized period for any such guarantees be extended through November 30, 2004.

V.   Use of Proceeds

          The proceeds to be received by the Operating Companies and System Energy from borrowings through the Money Pool and through borrowings from banks and the issuance and sale of commercial paper, together with other funds available from time to time to the Operating Companies and System Energy from operations, from the issuance of such securities as may be appropriate at the time and from other financing transactions, will be used to provide interim financing for construction expenditures, to meet long-term debt maturities and satisfy sinking fund requirements, as well as for the possible refunding, redemption, purchase or other acquisition of all or a portion of certain outstanding series of debt and preferred stock and for general corporate purposes. For further information with respect to the estimated capital and refinancing requirements of the Operating Companies and System Energy, reference is made to the following portions of the Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (filed in File Nos. 1-10764, 1-2703, 1-8474, 0-320, 0-5807, 1-9067 and 1-11299, respectively, and  incorporated  herein by reference):  (a)  Part  I,  Item  1:
"Business - Capital Requirements and Future Financing", (b) Part II, Item 8: Financial Statements and Supplementary Data - Management's Financial Discussion and Analysis - Liquidity and Capital Resources; and (c) Part II, Item 8: Financial Statements and Supplementary Data - Notes 4, 5, 6, 7 and 9 to the Notes to Financial Statements for Entergy Corporation and Subsidiaries. The proceeds of borrowings by EOI through the Money Pool, as well as the proceeds of borrowings by EOI pursuant to the EOI Loan Agreement and other external borrowing arrangements of EOI, will be used by EOI to finance its interim capital needs.

          The proceeds of borrowings by ESI through the Money Pool, as well as the proceeds of borrowings by ESI pursuant to the ESI Loan Agreement and other external borrowing arrangements of ESI, will be used by ESI for the repayment of other borrowings from time to time outstanding and for any lawful purposes in connection with the performance by ESI of its various functions as a subsidiary service company under the Act.

          The proceeds of borrowings by SFI through the Money Pool, as well as the proceeds of borrowings by SFI pursuant to the SFI Loan Agreement and other external borrowing arrangements of SFI, will be used by SFI for the repayment of other borrowings and for any lawful purposes in connection with its fuel supply program, including expenditures associated with the acquisition, ownership and financing of nuclear materials and related services and the acquisition and ownership of fuel oil inventory.

          None of the proceeds to be received by the Operating Companies, System Energy, EOI, ESI or SFI from borrowings through the Money Pool or through the issuance and sale of promissory notes to banks and commercial paper will be used to invest directly or indirectly in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as defined in Sections 32 or 33, respectively, of the Act.

          The proposed transactions are subject to Rule 54. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. In that regard, assuming consummation of the transactions proposed in this application, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) exists or, as a result thereof, will exist.

          The Entergy System's "aggregate investment" in EWGs and FUCOs was approximately $918 million, representing approximately 28.30% of the Entergy System's consolidated retained earnings, as of March 31, 2001. Furthermore, the Entergy System has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy System's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.

VI.  Borrowing Limitations of the Applicants.

A.   Operating Companies and System Energy.

          Each of Arkansas, Gulf States, Louisiana, Mississippi, New Orleans and System Energy proposes to effect short-term borrowings through the Money Pool and through borrowings from banks and the issuance and sale of commercial paper in the following maximum amounts for each company: Arkansas, $235 million; Gulf States, $340 million; Louisiana, $225 million; Mississippi, $160 million; New Orleans, $100 million; and System Energy, $140 million.

B.   EOI, ESI and SFI.

          EOI Borrowing Limitations. The aggregate principal amount of borrowings by EOI outstanding at any one time pursuant to (i) the EOI Loan Agreement, (ii) the Money Pool and (iii) external borrowing arrangements with one or more banks as contemplated herein, shall not exceed $20 million.

          ESI Borrowing Limitations. The aggregate principal amount of borrowings by ESI outstanding at any one time pursuant to (i) the ESI Loan Agreement, (ii) the Money Pool and (iii) external borrowing arrangements with one or more banks as contemplated herein, shall not exceed $200 million.

          SFI Borrowing Limitations. The aggregate principal amount of borrowings by SFI outstanding at any one time pursuant to (i) the SFI Loan Agreement, (ii) the Money Pool and (iii) external borrowing arrangements with one or more banks as contemplated herein, shall not exceed $200 million.

VII. Additional Representations

Entergy hereby makes the following additional representations:

A. As of June 30, 2001, the ratio of equity to total capitalization (including short-term debt) of Entergy and each of its public utility company subsidiaries is 30% or above.

B. As of June 30, 2001, (1) neither Entergy nor any of its public utility company subsidiaries have any outstanding long-term debt, preferred stock or other types of preferred or equity-linked securities that are not rated at the investment grade level by at least one nationally recognized statistical rating agency ("Applicable Securities"), except as follows: Gulf States ($158,862,000, consisting of $73,862,000 preferred stock and $85,000,000 QUIPS) and New Orleans ($19,780,000, consisting entirely of preferred stock); (2) the ratio of the outstanding Applicable Securities to total capitalization (including short-term debt) of Gulf States and New Orleans is 0.042 and 0.051, respectively; and (3) a single series of QUIPS issued by Gulf States represents the only outstanding Applicable Securities issued by either Gulf States or New Orleans since January 1, 1993."

Item 6.  Exhibits and Financial Statements.

a.   Exhibits:


    B-2(b)(1)  Revised proposed form of Amendment No. 5  to  Loan
               Agreement between EOI and Entergy (including form of New EOI Note).

    B-3(b)(1)  Revised proposed form of Amendment No. 5  to  Loan
               Agreement between ESI and Entergy (including form of New ESI Note).

    B-4(b)(1)  Revised proposed form of Amendment No. 3  to  Loan
               Agreement between SFI and Entergy (including form of New SFI Note).

    G-1        Revised  suggested  form  of   notice  of proposed
               transactions  for  publication  in    the  Federal
               Register.


                           SIGNATURES

          Pursuant  to  the  requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                              ENTERGY CORPORATION
                              ENERGY SERVICES, INC.
                              ENTERGY ARKANSAS, INC.
                              ENTERGY GULF STATES, INC.
                              ENTERGY LOUISIANA, INC.
                              ENTERGY MISSISSIPPI, INC.
                              ENTERGY NEW ORLEANS, INC.
                              ENTERGY OPERATIONS, INC.
                              SYSTEM ENERGY RESOURCES, INC.
                              SYSTEM FUELS, INC.




                                       /s/ Steven C. McNeal
                             By          Steven C. McNeal
                                   Vice President and Treasurer

Dated:  August 21, 2001
_______________________________
1 Reference is made to the joint Application-Declaration on  Form
  U-1, as amended, in File No. 70-8899 and the orders of the Securities and Exchange Commission ("Commission"), under the Public Utility Holding Company Act of 1935, as amended ("Act"), with respect thereto, dated November 27, 1996 (HCAR 35-26617) and March 30, 2001 (HCAR 35-27369).

2 Reference  is  made to the Commission's orders  dated  November
  27, 1996 (HCAR 35-26617) and March 30, 2001 (HCAR 35-27369).

3 Reference is made to the Commission's orders dated June 5, 1990 (HCAR 35-25100), April 29, 1992 (HCAR 35-25526), November
  18,  1992  (HCAR  35-25860), November 18, 1994 (HCAR  35-26162)
  and November 27, 1996 (HCAR 35-26617) (collectively, the "EOI Orders"). EOI does not currently have any external bank lines of credit pursuant to this authorization.

4 Reference is made to the Commission's orders dated September
  17, 1991 (HCAR 35-25376), October 23, 1991 (HCAR 35-25395),
  November 18, 1992 (HCAR 35-25680), November 18, 1994 (HCAR 35-
  26162), November 27, 1996 (HCAR 35-26617) and March 30, 2001
  (HCAR 35-27369) (collectively, the "ESI Orders"). ESI does not currently have any external bank lines of credit pursuant to this authorization.

5 Reference is made to the Commission's orders dated March 16, 1994 (HCAR 35-26006), November 27, 1996 (HCAR 35-26617) and
  March 30, 2001 (HCAR 35-27369) (collectively, the "SFI
  Orders"). SFI does not currently have any external bank lines of credit pursuant to this authorization.